FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   July, 2003



                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on preliminary results of power generation in the first half Year of 2003 by Huaneng Power International Inc. made on July 9, 2003, in English by Huaneng Power International Inc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                [GRAPHIC OMITTED]
                      HUANENG POWSER INTERNATIONAL, INC.
            (a Sino-foreign joint stock limited company incorporated
                       in the People's Republic of China)


                 Preliminary Results of Power Generation in the
                             First Half Year of 2003


Huaneng Power International, Inc. (the "Company") announced its preliminary results of power generation in the first half year of 2003.


Based on preliminary statistics, as of 30th June 2003, the Company's total power generation based on a consolidated basis for the first half year of 2003 was
41.08 billion kWh, an increase of 39.63% over the same period last year.


The increase in power generation of the Company's power plants in the first half year of 2003 was mainly attributable to the following reasons:


1. Power generation contributed from Shanghai Shidongkou First Power Plant, Huaiyin Power Plant, Taicang Power Plant and Changxing Power Plant, which were acquired in 2002;


2. Stable generation capacity of the newly operated generating units 5 and 6 of Dezhou Power Plant; and


3. The rapid growth of power consumption in the regions where the Company's power plants operate, provided favourable conditions to increase the Company's power generation.


The power generation of each of the Company's power plants in the first half year of 2003 was, respectively, as follows (in billion kWh):


Dalian                           3.76    Shantou Oil-fired   0.15

Fuzhou                           3.38    Dandong             1.88

Nantong                          3.69    Nanjing             1.92

Shangan                          3.91    Dezhou              5.76

Shanghai Shidongkou Second       3.98    Jining              0.87

Shantou Coal-fired               2.29    Weihai              1.98

Shanghai Shidongkou First        3.44    Changxing           0.94

Huaiyin                          1.25    Taicang             1.88

This announcement is issued pursuant to paragraph 2(2) of the Listing Agreement between The Stock Exchange of Hong Kong Limited and the Company.


                                                         By Order of the Board
                                                                    Huang Long
                                                             Company Secretary
                                                                 9th July 2003
                                                                  Beijing, PRC

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                 HUANENG POWER INTERNATIONAL, INC.

                                 By  /s/ Wang Xiaosong


                                 Name:    Wang Xiaosong
                                 Title:   Vice Chairman


Date:     July 9, 2003